News Release

Mattson Technology Contact
Andy Moring, Chief Financial Officer
Mattson Technology, Inc.
tel 510-657-5900
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant-Oiye, Principal
Guerrant Associates
tel 808-882-1467
lguerrant@guerrantir.com

MATTSON TECHNOLOGY, INC. REPORTS RESULTS
FOR THE 2010 FOURTH QUARTER AND YEAR-END

FREMONT, Calif. ― February 2, 2011 ― Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today announced results for the 2010 fourth quarter and full year ended December 31, 2010.

2010 Business Highlights:

- Fourth quarter revenue of $41.3 million marked the seventh consecutive quarter of revenue growth. Fiscal 2010 revenue of $138.3 million grew 225 percent over 2009.

- 2010 etch revenue increased 6 times over 2009, generated over 30 percent of systems revenue, and expanded into the NAND, foundry, and packaging markets. In the fourth quarter, Mattson Technology shipped etchers for production into a new etch application set, which expands the Company's etch served-available-market by approximately $500 million and doubles the Company's etch application portfolio.

- Rapid-thermal-processing (RTP) expanded beyond the DRAM market. Mattson Technology generated revenue from two of the top three NAND customers and shipped the Helios® XP into the logic and foundry lines of three leading Asian semiconductor manufacturers. Millios™, Mattson's millisecond anneal technology, achieved tool of record status for advanced logic and DRAM applications at a key customer. Millios is now being utilized at three key customers for device development down through the 16-nanometer node.

- Shipments of Suprema® and Aspen III strip products to key foundry and memory customers continued to expand the Company's core base. In 2010, Mattson Technology added a new logic/foundry customer, and qualified at a new NAND customer. The Company is engaged with eight of the top ten capital equipment spenders in the strip market.

David L. Dutton, Mattson Technology's president and chief executive officer, noted, "We achieved the majority of the aggressive goals we set in 2010, particularly in the new product penetration area.   The fourth quarter marked our seventh consecutive quarter of growth, but as we announced on January 4, 2011, customers rescheduled the shipment of DRAM products during the quarter, which caused our revenue growth rate to fall below our expectations. Although the delay was disappointing, new etch product positions, and our strip systems' strong foundry presence, drove the overall business in the fourth quarter." Dutton concluded, "In 2010, revenue grew 225 percent over 2009, and momentum continues to build. Based in part on our new product positions, we expect to outgrow the industry in 2011."

Fourth Quarter 2010 Financial Results

Net sales for the fourth quarter were $41.3 million, compared with $39.8 million in the third quarter, and $17.9 million in the fourth quarter of 2009.

Gross margin for the fourth quarter was 30 percent, compared to 37 percent in the third quarter, and 28 percent in the fourth quarter of 2009. Relative to the third quarter, gross margins were negatively impacted by a change in product mix as several DRAM tools were rescheduled.

Operating expenses for the fourth quarter were $19.9 million, compared to $19.5 million in the third quarter and $17.1 million for the fourth quarter of 2009. Fourth quarter operating expenses increased relative to the third quarter, as the Company's accounting calendar was comprised of 14 weeks, whereas the prior periods contained 13 weeks.

Net loss for the fourth quarter was $7.9 million, or $0.16 loss per share, compared with a net loss of $6.4 million, or $0.13 loss per share, for the third quarter and net loss of $11.4 million or $0.23 loss per share, for the fourth quarter of 2009.

Cash, cash equivalents, short-term investments and restricted cash at the end of the fourth quarter were $23.0 million, compared with $45.3 million at the end of the third quarter, and $60.4 million at the end of 2009. The cash reduction from the third quarter was due to increases in working capital accounts. Inventory increased $7 million quarter-over-quarter, and accounts receivable and advanced billings increased by $10 million.

Attached to this news release are preliminary unaudited condensed consolidated statements of operations and balance sheets.

Conference Call

On Wednesday, February 2, 2011, at 2:00 PM Pacific Time (5:00 PM Eastern Time), Mattson Technology will hold a conference call to review the following topics: 2010 fourth quarter and fiscal year financial results, current business conditions, the near-term business outlook and guidance for the first quarter of 2011. The conference call will be simultaneously webcast at www.mattson.com under the "Investors" section. In addition to the live webcast, a replay will be available to the public on the Mattson Technology website for one week following the live broadcast. To access the live conference call, please dial (970) 315-0417.

Mattson also will webcast a slide presentation in conjunction with the conference call, which can also be accessed at www.mattson.com under the "Investors" section.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995:

This news release contains forward-looking statements. Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially. Such risks and uncertainties include, but are not limited to: Company expectations with respect to continued growth of its business; the timing of significant customer orders for the Company's products; customer acceptance of delivered products and the Company's ability to collect amounts due upon shipment and upon acceptance; the Company's cash position overall, especially as a result of payments made for inventory and the related collections upon shipment of such inventory; end-user demand for semiconductors; customer demand for semiconductor manufacturing equipment; the Company's ability to timely manufacture, deliver and support ordered products; the Company's ability to bring new products to market, to gain market share with such products and the overall mix of the Company's products; customer rate of adoption of new technologies; risks inherent in the development of complex technology; the timing and competitiveness of new product releases by the Company's competitors; the Company's ability to align its cost structure with market conditions; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.

Mattson Technology, Inc. designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are a leading supplier of plasma and rapid thermal processing equipment to the global semiconductor industry, and operate in three primary product sectors: dry strip, rapid thermal processing and etch. Through manufacturing and design innovation, we have produced technologically advanced systems that provide productive and cost-effective solutions for customers fabricating current- and next-generation semiconductor devices. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, CA, 94538. Telephone: (800) MATTSON/(510) 657-5900.

Internet: www.mattson.com.

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Year Ended	
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Net sales	$ 41,259	$ 17,921	$ 138,336	$ 42,748
Cost of sales	28,922	12,957	93,797	44,843
Gross profit (loss)	12,337	4,964	44,539	(2,095)
Operating expenses:				
Research, development and engineering	7,391	6,062	27,791	25,340
Selling, general and administrative	12,576	11,010	50,057	46,980
Restructuring charges	(50)	40	(114)	2,596
Total operating expenses	19,917	17,112	77,734	74,916
Loss from operations	(7,580)	(12,148)	(33,195)	(77,011)
Interest and other income (expense), net	(343)	698	113	1,903
Loss before income taxes	(7,923)	(11,450)	(33,082)	(75,108)
Provision for (benefit from) income taxes	(22)	(89)	321	(8,066)
Net loss	$ (7,901)	$ (11,361)	$ (33,403)	$ (67,042)
Net loss per share:				
Basic and Diluted	$ (0.16)	$ (0.23)	$ (0.67)	$ (1.35)
Shares used in computing net loss per share:				
Basic and Diluted	50,153	49,938	50,073	49,832

MATTSON TECHNOLOGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2010 (unaudited)	December 31, 2009 (1)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 19,014	$ 58,435
Restricted cash	4,026	2,000
Accounts receivable, net	24,127	10,420
Advance billings	3,177	905
Inventories	34,673	25,804
Prepaid expenses and other assets	5,770	5,848
Total current assets	90,787	103,412
Property and equipment, net	15,011	21,643
Other assets	5,826	8,018
Total assets	$ 111,624	$ 133,073
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 20,860	$ 7,514
Accrued liabilities	13,452	18,293
Deferred revenue	5,349	2,150
Total current liabilities	39,661	27,957
Income taxes payable, non-current	4,287	4,458
Other liabilities	5,021	5,952
Total liabilities	48,969	38,367
Stockholders' equity:		
Common stock	54	54
Additional paid-in capital	634,944	631,785
Accumulated other comprehensive income	20,207	22,014
Treasury stock	(37,986)	(37,986)
Accumulated deficit	(554,564)	(521,161)
Total stockholders' equity	62,655	94,706
Total liabilities and stockholders' equity	$ 111,624	$ 133,073

(1) Derived from audited financial statements